Exhibit 99.1

ELBIT IMAGING LTD. CALLS 2013 ANNUAL SHAREHOLDERS MEETING

Tel Aviv, August 26, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today that it has scheduled its 2013 annual shareholders meeting to take place Monday, September 30, 2013 at 11:00 a.m. (Israel time), at the offices of the Company, located at 5 Kinneret Street, Bnei Brak, Israel. The record date for the meeting is September 1, 2013.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about September 3, 2013, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.  The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is as follows:

1.	To re-elect the following members of the Company's Board of Directors: Mordechay Zisser, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To re-elect Zvi Tropp as one of the Company’s external directors;

3.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as the Company's independent auditors until the next annual general meeting of shareholders; and

4.	To discuss the Company's financial statements for the year ended December 31, 2012.

Items 1 and 3 require the approval of a simple majority of the shares voted on the matter.

Item 2 requires the approval of a majority of the shares voted on the matter, provided that such majority includes a majority of shareholders who are neither “controlling shareholders” nor have a “personal interest” merely as a result of relationship with the controlling shareholder; or the total number of shares voted against the resolution by the disinterested shareholders does not exceed 2% of the company’s voting power.

Item 4 will not require a vote of the shareholders.

Elbit Imaging Ltd. 5 Kinneret Street, Bnei Brak 51261, Israel Tel: +972-3-608-6000 Fax: +972-3-608-6054

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il